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                             SEC FILE NUMBER 0-21782

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

                       FLETCHER CHALLENGE FORESTS LIMITED
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                 (Translation of Registrant's Name Into English)

              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
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                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F [A] Form 40-F

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes [ ] No [A]

         (If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)

         THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728)
         OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 14 April 2004                            FLETCHER CHALLENGE FORESTS LIMITED

                                              /s/ P M GILLARD

                                              P M GILLARD
                                              SECRETARY

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[TENON LOGO]                                                        NEWS RELEASE

TO:      THE BUSINESS EDITOR

From:    Paul Gillard, Director, Corporate & Legal Services, TENON LIMITED
         Telephone: 64-9-571 9846
         Fax:       64-9-571 9872

Please note: If you do not receive 3 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

  STOCK EXCHANGE LISTINGS: NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).

                    LETTER TO SHAREHOLDERS ON TAKEOVER OFFER

Auckland, 14 April, 2004 - Attached is the final form of the letter to shareholders on the Partial Takeover Offer from Rubicon Forests Limited.

13 April 2004

Dear Shareholder,

RUBICON'S INTENTION TO MAKE A CONDITIONAL PARTIAL TAKEOVER OFFER

On 8 April, Tenon Limited received notice ("Notice") from Rubicon Forests Limited ("Rubicon") of its intention to make a conditional Partial Takeover Offer to increase its interest in the Company to 50.01% by acquiring further shares at a price of NZ$1.85 per share. Rubicon already owns 19.997% of the Company's shares.

Tenon's Independent Directors will consider the intended Partial Takeover Offer. Tenon Directors Michael Andrews and Luke Moriarty, respectively chairman and chief executive of Rubicon, will not participate in this process.

SHAREHOLDERS SHOULD TAKE NO ACTION IN RELATION TO THE NOTICE

Shareholders are strongly advised not to take any action in relation to the Notice from Rubicon until the Independent Directors of Tenon complete an assessment of the actual offer from Rubicon and have provided shareholders with a formal recommendation and a report on the merits of the offer from an Independent Advisor.

The Independent Directors' objective in considering the Notice and any subsequent formal offer to shareholders is to ensure that shareholder value is maximised.

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THE OFFER IS ONLY MARGINALLY ABOVE TENON'S CLOSING SHARE PRICE

Shareholders should note that the price of NZ$1.85 offers no takeover premium and is only marginally above Thursday's closing prices of NZ$1.82 (ordinary shares) and NZ$1.80 (preference shares), immediately before Rubicon notified the Company and the market of its intentions.

TENON'S NEW MANAGEMENT TEAM IS CREATING VALUE

Already this year, the new management team of Tenon has:

- Achieved agreement for the sale of the company's forest estate for a price 50% above the implied value attributed to the forests by the market;

- Returned a significant amount of capital to shareholders (with up to a further NZ$1.15 per share to come);

- Substantially achieved the previously announced targeted reduction in shared services overheads of NZ$13 million;

- Increased its investment in the high value distribution chain by acquiring a majority shareholding in US-based Empire Group and a cornerstone shareholding in the European furniture company Zenia House;

- Agreed terms for settling the contractual dispute with major pulp-wood customers, Carter Holt Harvey and Norske Skog, that related to historical contractual obligations; and

- Announced last Thursday that net profit from continuing activities for the current year was expected to be NZ$32 million, over 50% higher than expectations at the start of the year.

These initiatives have resulted in Tenon's share price rising by approximately 18% since the start of the year, out performing the benchmark NZSX50 gross index by over 11%.

RUBICON HAS NOT TAKEN ACCOUNT OF THE LATEST PROFIT PROJECTIONS

In its Takeover Notice, Rubicon stated that its intended offer is in the middle of the valuation range of NZ$1.75 to NZ$1.95 per share referred to by Tenon in its letter to shareholders in January 2004 and in a presentation to investors in March 2004. This valuation range was based on management's previous profit expectations and does not take into account the new projections for earnings for the current year. APPLYING THE SAME CALCULATION USED IN JANUARY AND MARCH TO THE LATEST PROFIT FORECAST GIVES A VALUATION RANGE OF NZ$2.06 TO NZ$2.32 PER SHARE.

RUBICON IS NOT OFFERING A TAKEOVER PREMIUM

Shareholders should expect any bidder to offer a takeover premium to secure control particularly when shareholders are not being offered the opportunity to exit their entire shareholding but instead to become minority shareholders in a company controlled by a third party. For example, last week Rural Portfolio Investments offered shareholders in

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Wrightson a 21% premium for a similar partial offer to acquire a 50.01%
shareholding. The valuations described in the previous paragraph do not include any takeover premium.

SHAREHOLDERS SHOULD BEWARE OF COMPARISONS TO PREVIOUS SHARE PRICES

It is also VERY important for shareholders to note that the impact of the recent capital return and the one-for-two share consolidation makes it very difficult, and potentially misleading, to compare Tenon's share price now to earlier prices.

For example, a shareholder who owned two Tenon shares previously will have received 62.5c in cash for each old Tenon share and one new Tenon share. This means that Rubicon's proposed offer of NZ$1.85 for each new Tenon share equates to an offer of only NZ$1.55 for each old Tenon share, ie. before the capital return and share consolidation.

SHAREHOLDERS SHOULD TAKE NO ACTION IN RELATION TO THE NOTICE

The Company's share price has responded positively to the strides made in selling forestry assets, returning surplus capital and focusing on the more profitable wood products manufacturing, marketing and distribution activities.

However, the Independent Directors believe that the market is yet to fully appreciate the full extent of the value that is being created in the Company, and its strong growth prospects.

The recommendation of the Independent Directors and the report of the Independent Advisor will be mailed to you on or within 14 days after the receipt of a formal offer from Rubicon (expected between 22 April and 8 May 2004). In the meantime, the Company will continue to keep you informed of any significant developments, which will be posted on the Company's website www.tenon.co.nz as they become available.

IN THE INTERIM, WE EMPHASISE OUR STRONG ADVICE THAT YOU DO NOT TAKE ANY ACTION IN RELATION TO THE NOTICE UNTIL YOU RECEIVE THE RECOMMENDATION FROM THE INDEPENDENT DIRECTORS.

Yours sincerely,

/s/ Sir Dryden Spring

Sir Dryden Spring
Chairman